Exhibit 99.2

SCHEDULE A

Unaudited pro forma condensed consolidated financial statements of

Kinross Gold Corporation

KINROSS GOLD CORPORATION
Pro Forma Condensed Consolidated Balance Sheet
September 30, 2006
(Unaudited)
(in millions of United States dollars)

	Kinross Gold Corporation	Bema Gold Corporation (Note 1)		Pro forma adjustments (Note 4)	Pro forma consolidated
Assets
Current assets
Cash and cash equivalents	$134.8	$138.8	a	(22.9)	$250.7
Restricted cash	1.3	7.5			8.8
Short-term investments		3.6	c	13.2	16.8
Accounts receivable and other assets	34.5	22.7	b	(4.6)	52.6
Inventories	100.9	32.1	b, c	1.6	134.6

	271.5	204.7		(12.7)	463.5
Property, plant and equipment	1,319.5	768.3	b	(106.6)	1,981.2
Goodwill	321.2				321.2
Long-term investments	30.5	19.3	b, c	46.0	95.8
Unrealized fair value of non-hedge derivative assets		17.1			17.1
Deferred derivative losses		3.6	c	(3.6)	0.0
Deferred charges and other long-term assets	62.7	67.8	b, d	(19.4)	111.1
Future income taxes		7.1			7.1
Unallocated purchase price			a	2,506.4	2,506.4
	$2,005.4	$1,087.9		2,410.1	$5,503.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$139.5	$43.0	b, c	17.7	$200.2
Current portion of long-term debt	20.4	29.8	b	(18.8)	31.4
Current portion of reclamation and remediation obligations	28.8				28.8
	188.7	72.8		(1.1)	260.4
Long-term debt	67.8	323.8	c	11.2	402.8
Reclamation and remediation obligations	164.7	20.4	b	(13.7)	171.4
Unrealized fair value of non-hedge derivative assets		103.9	b, c	46.6	150.5
Future income and mining taxes	138.1	44.6	c	(0.5)	182.2
Other long-term liabilities	7.6	1.3	b	(0.3)	8.6
	566.9	566.8		42.2	1,175.9
Non-controlling interest	0.2	16.2			16.4
Convertible preferred shares of subsidiary company	14.5				14.5

Common shareholders’ equity
Common share capital and common share purchase warrants	1,998.6	792.7	a	1,832.0	4,623.3
Value assigned to Bema share purchase warrants and stock options		54.0	a	(54.0)	0.0
Convertible notes and debt		18.8	a, c	15.5	34.3
Contributed surplus	54.5		a	213.8	268.3
Accumulated deficit	(628.1)	(360.6)	a	360.6	(628.1)
Cumulative translation adjustments	(1.2)				(1.2)
	1,423.8	504.9		2,367.9	4,296.6
	$2,005.4	$1,087.9		2,410.1	$5,503.4

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

KINROSS GOLD CORPORATION
Pro Forma Condensed Consolidated Statement of Operations
Nine months ended September 30, 2006
(Unaudited)
(in millions of United States dollars except per share amounts)

	Kinross Gold Corporation	Bema Gold Corporation (Note 1)		Pro forma adjustments (Note 4)	Pro forma consolidated
Revenue
Metal sales	$674.2	$148.1	e, h	$(43.4)	$778.9

Operating costs and expenses
Cost of sales	362.5	99.6	e, h	(38.7)	423.4
(excludes accretion, depreciation, depletion and amortization)
Accretion and reclamation expense	31.7	1.3	e	(1.1)	31.9
Depreciation, depletion and amortization	81.2	24.7	e, f	2.1	108.0
	198.8	22.5		(5.7)	215.6
Other operating costs	15.8	0.7			16.5
Exploration and business development	27.1	0.9	i	3.9	31.9
General and administrative	38.4	18.1			56.5
Impairment charges		2.0			2.0
Gain on disposal of assets	(38.8)				(38.8)
Operating earnings	156.3	0.8		(9.6)	147.5
Other income (expense) - net	(11.5)	(6.4)	e, g	15.0	(2.9)
Earnings (loss) before taxes and other items	144.8	(5.6)		5.4	144.6
Income and mining taxes expense	(19.7)	(11.8)			(31.5)
Non-controlling interest	0.3	0.7			1.0
Share in earnings (loss) of investee company		(0.5)	e	(3.9)	(4.4)
Dividends on convertible preferred shares of subsidiary	(0.6)				(0.6)
Net income (loss)	$124.8	$(17.2)		$1.5	$109.1
Net income (loss) per share - basic (Note 5)	$0.36				$0.19
Net income (loss) per share - diluted (Note 5)	$0.36				$0.19

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

KINROSS GOLD CORPORATION
Pro Forma Condensed Consolidated Statement of Operations
Year ended December 31, 2005
(Unaudited)
(in millions of United States dollars except per share amounts)

	Kinross Gold Corporation	Bema Gold Corporation (Note 1)		Pro forma adjustments (Note 4)	Pro forma consolidated
Revenue
Metal sales	$725.5	$108.0	e, h	$(51.8)	$781.7

Operating costs and expenses
Cost of sales	448.1	92.6	e, h	(55.8)	484.9
(excludes accretion, depreciation, depletion and amortization)
Accretion and reclamation expense	56.0	1.7	e	(1.4)	56.3
Depreciation, depletion and amortization	167.7	22.6	e, f	(4.1)	186.2
	53.7	(8.9)		9.5	54.3
Other operating costs	14.3	10.8			25.1
Exploration and business development	26.6	1.4	i	8.9	36.9
General and administrative	45.3	13.0			58.3
Impairment charges	184.7	12.7			197.4
Gain on disposal of assets	(6.0)				(6.0)
Operating earnings	(211.2)	(46.8)		0.6	(257.4)
Other income (expense) - net	(17.0)	(34.7)	e, g	20.9	(30.8)
Earnings (loss) before taxes and other items	(228.2)	(81.5)		21.5	(288.2)
Income and mining taxes expense	12.9	0.3			13.2
Non-controlling interest	0.1	0.3			0.4
Share in earnings (loss) of investee company		(0.1)	e	(9.0)	(9.1)
Dividends on convertible preferred shares of subsidiary	(0.8)				(0.8)
Net income (loss)	$(216.0)	$(81.0)		$12.5	$(284.5)
Net income (loss) per share - basic (Note 5)	$(0.63)				$(0.51)
Net income (loss) per share - diluted (Note 5)	$(0.63)				$(0.51)

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

KINROSS GOLD CORPORATION
Notes to the Pro Forma Condensed Consolidated Financial Statements
Nine months ended September 30, 2006 and year ended December 31, 2005
(Unaudited)

(in millions of United States dollars unless otherwise stated)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet of Kinross Gold Corporation (“Kinross” or the “Company”) as at September 30, 2006 and unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2006 and for the year ended December 31, 2005 have been prepared by management of Kinross in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for illustrative purposes only, to show the effect of the plan of arrangement entered into with Bema Gold Corporation (“Bema”), more fully described in Note 3, whereby Bema common shareholders will exchange each Bema common share for 0.4447 common share of Kinross plus Canadian (“Cdn.”) $0.01 in cash, resulting in the acquisition of Bema by Kinross.

These unaudited pro forma consolidated financial statements have been compiled from and include:

a)
An unaudited pro forma consolidated balance sheet combining the unaudited consolidated balance sheet of Kinross as at September 30, 2006 and the unaudited consolidated balance sheet of Bema as at September 30, 2006.

b)	An unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2006 combining:

i)	the unaudited consolidated statement of operations of Kinross for the nine months ended September 30, 2006; and

ii)	the unaudited consolidated statement of operations of Bema for the nine months ended September 30, 2006.

c)	An unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 combining:

i)	the audited consolidated statement of operations of Kinross for the year ended December 31, 2005; and

ii)	the audited consolidated statement of operations of Bema for the year ended December 31, 2005.

The unaudited pro forma consolidated balance sheet as at September 30, 2006 has been prepared as if the transactions described in Note 3 had occurred on September 30, 2006. The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2006 and for the year ended December 31, 2005 have been prepared as if the transactions described in Note 3 had occurred on January 1, 2005.

It is management’s opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with Canadian GAAP. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Kinross which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreements will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial statement information. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Certain elements of the Bema consolidated financial statements have been reclassified to provide a consistent format.

KINROSS GOLD CORPORATION
Notes to the Pro Forma Condensed Consolidated Financial Statements
Nine months ended September 30, 2006 and year ended December 31, 2005
(Unaudited)

These unaudited pro forma consolidated statements should be read in conjunction with the historical financial statements and notes thereto of Kinross and Bema.

2.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in Kinross’ audited consolidated financial statements for the year ended December 31, 2005. In preparing the unaudited pro forma consolidated financial information a review was undertaken to identify Bema accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after consummation and integration of the proposed acquisition. The significant accounting policies of Kinross are believed to conform in all material respects to those of Bema, except as noted in Note 4.

3.  BUSINESS ACQUISITION

On November 6, 2006, Kinross and Bema announced that the respective boards of directors had agreed to combine Kinross and Bema. A special meeting of shareholders of Bema will be held to seek shareholder approval of the proposed transaction on January 30, 2007. Each Bema common share will be exchanged for 0..4447 Kinross common shares plus Cdn. $0.01 in cash. As a result of the proposed transaction, the combined company will be held approximately 60% by existing Kinross shareholders and 40% by existing Bema shareholders. Each Bema stock option which gives the holder the right to acquire shares in the common stock of Bema when presented for execution will be exchanged for a stock option which will give the holder the right to acquire shares in the common stock of Kinross on the same basis as the exchange of Bema common shares for Kinross common shares. Upon completion of the arrangement, the Bema warrants and convertible shares will remain outstanding as securities of Bema, convertible into Kinross shares on the same basis as the exchange for Bema common shares for Kinross Common Shares and otherwise with the same rights, terms and conditions that currently exist. The acquisition of Bema is subject to shareholder and regulatory approvals.

As part of the Transaction, Kinross and Bema have entered into certain arrangements with B2Gold, a company incorporated by certain members of Bema’s management, pursuant to which Bema will transfer certain assets to B2Gold, including:

a)	all of Bema’s interest in a recently established Colombian joint venture arrangement with AngloGold Ashanti Limited;

b)	50% of Bema’s 75% interest in a joint venture that will have an indirect interest in the Kupol East and West Licenses, which are adjacent to the Kupol gold and silver project in northeast Russia;

c)	an option to purchase all or any part of the 17,935,310 common shares of Consolidated Puma Minerals Corp. currently owned by Bema; and

d)	indebtedness currently owed to Bema by Consolidated Puma Minerals Corp.

The aggregate consideration for these transactions will consist of US$15 million (payable in cash and shares of B2Gold) and the grant to a subsidiary of Kinross of an option to acquire shares of B2Gold, as well as a pre-emptive right in respect of subsequent issuances of shares by B2Gold.

A subsidiary of Kinross and B2Gold have also entered into an agreement regarding their respective interests in future exploration activities in certain areas of Russia and a subsidiary of Kinross and B2Gold will enter into a joint venture agreement with a Russian minority partner in regards to the entity that will have an indirect interest in the Kupol East and West Licenses.

KINROSS GOLD CORPORATION
Notes to the Pro Forma Condensed Consolidated Financial Statements
Nine months ended September 30, 2006 and year ended December 31, 2005
(Unaudited)

The business combination will be accounted for as a purchase transaction, with Kinross being identified as the acquirer and Bema as the acquiree.

The unaudited pro forma consolidated financial information assumes the cost of acquisition will include the fair value of the Kinross shares issued, based on the deemed issuance of 214.6 million Kinross shares at $12.23 per share, cash of $4.3 million, 21.4 million stock options and 45.2 million stock purchase warrants of Bema exchanged for those of Kinross with a fair value of $72.6 million and $141.2 million respectively, fair value of the conversion option relating to Bema’s convertible debt calculated to be $34.3 million, plus Kinross’ transaction costs of $21.1 million, equalling a total price of $2,898.1 million. The price of the Kinross common shares was calculated at the average share price of Kinross two days before, the day of, and two days after the date of announcement. The stock options and stock purchase warrants have been valued using the Black-Scholes option pricing model.

Kinross has not yet determined the fair value of all identifiable assets and liabilities acquired, or the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting on the consolidated Statement of Operations. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Bema’s assets and liabilities has been presented as “unallocated purchase price”. Kinross is currently undergoing a process whereby the fair value of all identifiable assets and liabilities acquired as well as any goodwill and future income taxes arising upon the acquisition will be determined. On completion of valuations, with a corresponding adjustment to the carrying amounts of mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated statement of operations of Kinross for the periods after the date of acquisition. Kinross estimates that a $10 million adjustment to the carrying amount of operating mines of Bema would result in a corresponding adjustment to pre-tax amortization expense in the pro forma condensed consolidated statement of operations by approximately $575 thousand for the nine months ended September 30, 2006 and approximately $770 thousand for the year ended December 31, 2005.

Purchase price (1)	(millions)
214.628 million common shares of Kinross	$2,624.6
Cash	4.3
Fair value of equity portion of convertible debt	34.3
Fair value of options assumed	72.6
Fair value of warrants assumed	141.2
Transacton costs	21.1
$2,898.1

Net assets acquired
Current assets	$217.3
Other assets	137.8
Property, plant, equipment and mining interests	661.7
Liabilities	(625.1)
Unallocated purchase price	2,506.4
$2,898.1

(1)
Assuming there are 482.6 million Bema Shares issued and outstanding at the closing date of the arrangement, and outstanding Bema Options in respect of 21.4 million Bema Shares and Bema Warrants to acquire 45.2 Bema Shares and Bema Convertible Notes exercisable for 15.0 million Bema Shares, Kinross will issue approximately 214.6 million Kinross Shares to acquire the Bema Shares and reserve approximately 36.4 million Kinross Shares for issue upon exercise of Kinross Replacement Options, Bema Warrants and Bema Convertible Notes that will become exercisable for Kinross Shares upon completion of the arrangement.

KINROSS GOLD CORPORATION
Notes to the Pro Forma Condensed Consolidated Financial Statements
Nine months ended September 30, 2006 and year ended December 31, 2005
(Unaudited)

4.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Pro forma adjustments to consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the transaction with Bema had occurred on September 30, 2006:

a.	To record the acquisition of Bema at a purchase price of $2,898.1 million.

b.
To reflect Pamodzi Gold Limited (“Pamodzi Gold”) as an equity accounted investee and exclude the balances relating to the Petrex mines in South Africa (“Petrex Mines”). On December 11, 2006, Bema completed the previously announced reorganization with Pamodzi Resources (Pty) Limited. Following the reorganization, Bema held approximately 36% of the newly listed entity, Pamodzi Gold, worth approximately $40.0 million. As at December 18, 2006, Bema owned approximately 30% of Pamodzi Gold, which is the owner and operator of the Petrex Mines.

c.	To record estimated fair value of marketable securities, inventory, accounts payable, convertible debt, equity investments and forward contracts.

d.	To write off deferred costs.

Pro forma adjustments to consolidated statements of operations

The unaudited pro forma consolidated statements of operations reflect the following adjustments as if the acquisition of Bema had occurred on January 1, 2005:

e.
To reflect Pamodzi Gold as an equity accounted investee and exclude the results of operations of the Petrex Mines. On December 11, 2006, Bema completed the previously announced reorganization with Pamodzi Resources (Pty) Limited. Following the reorganization, Bema held approximately 36% of the newly listed entity, Pamodzi Gold, worth approximately $40.0 million. As at December 18, 2006, Bema owned approximately 30% of Pamodzi Gold, which is the owner and operator of the Petrex Mines.

f.
To record adjustments to depreciation, depletion and amortization expense resulting from recasting depreciation based on proven and probable reserves, whereas Bema included a portion of mineralization expected to be classified as reserves as well as proven and probable reserves in the calculation.

g.	To capitalize interest costs that had been expensed.

h.	To reclass silver sales as revenue.

i.	To expense exploration costs that had been deferred.

KINROSS GOLD CORPORATION
Notes to the Pro Forma Condensed Consolidated Financial Statements
Nine months ended September 30, 2006 and year ended December 31, 2005
(Unaudited)

5.  PRO FORMA EARNINGS PER SHARE

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2005.

Basic earnings (loss) per share

	Nine months ended September 30, 2006	Year ended December 31, 2005
Weighted average number of Kinross shares outstanding for the period	348.6	345.2
Adjustment to reflect acquisition of Bema, effective January 1, 2005	214.6	214.6
Pro forma weighted average number of shares outstanding for the period	563.2	559.8

Pro forma adjusted net earnings (loss)	$109.1	$(284.5)

Pro forma adjusted basic earnings (loss) per share	$0.19	$(0.51)

Diluted earnings (loss) per share

	Nine months ended September 30, 2006	Year ended December 31, 2005
Pro forma weighted average number of shares outstanding for the period	563.2	559.8
Dilutive effects of stock options, warrants and convertible notes	15.4
Pro forma weighted average number of shares outstanding for the period - diluted	578.6	559.8

Pro forma adjusted net earnings (loss)	$109.1	$(284.5)

Pro forma adjusted basic earnings (loss) per share - diluted	$0.19	$(0.51)